Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended March 31,
	2006	2005	2004	2003	2002
Earnings:
Income before income taxes and minority interest	$227,557	$220,540	$217,796	$197,477	$121,334
Plus fixed charges	110,115	73,201	67,223	85,087	108,207
Earnings	$337,672	$293,741	$285,019	$282,564	$229,541

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$100,837	$65,382	$60,327	$79,495	$103,547
Estimated interest factor of rental expense	9,278	7,819	6,896	5,592	4,660
Fixed Charges	$110,115	$73,201	$67,223	$85,087	$108,207

Ratio of Earnings to Fixed Charges (1)	3.07	4.01	4.24	3.32	2.12

Rent expense	57,989	49,396	43,563	35,326	29,437
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1)                                  For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.